UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

AND UNDERTAKING

A.	Name of issuer or person filing ("Filer"):

TELUS CORPORATION

B.	This is [check one]:

☒	an original filing for the Filer.

[	]	an amended filing for the Filer.

C.	Identify the filing in conjunction with which this form is being filed:

Name of registrant:	TELUS CORPORATION

Form type:	Registration Statement on Form F-10

File number (if known):	333-145107

Filed by:	TELUS CORPORATION

Date filed (if filed
concurrently, so indicate):	August 3, 2007, concurrently herewith

D.	The Filer is incorporated or organized under the laws of

British Columbia, Canada

and has its principal place of business at

Floor 8, 555 Robson Street

Vancouver, British Columbia V6B 3K9, Canada

Telephone:  (604) 697-8044

E.	The Filer designates and appoints CT Corporation System (the "Agent"), located at:

111 Eighth Avenue, 13th Floor
New York, New York 10011
Telephone: (212) 590-9200

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)                        any investigation or administrative proceeding conducted by the Commission; and

(b)                        any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any State or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered on Form F-10 on August 3, 2007, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.           The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date that the Filer has ceased reporting under the Securities Exchange Act of 1934.

The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the Form F-10 in conjunction with which the amendment is being filed.

G.          The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates; and the transactions in such securities.

               The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, this 3rd day of August, 2007.

Filer:	TELUS CORPORATION	By:	/s/ Robert G. McFarlane
Name: Robert G. McFarlane
			Title:	Executive Vice-President and
Chief Financial Officer

                This statement has been signed by the following person in the capacity indicated on

August 3, 2007.

CT CORPORATION SYSTEM
as Agent for Service of Process for
TELUS CORPORATION

By:	/s/ Sohan R. Dindyal
Name: Sohan R. Dindyal
	Title:	Asst. Secretary

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